UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________

FORM 11-K

____________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-205986

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

River Bank & Trust 401(k) Employee Stock Ownership Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

River Financial Corporation

2611 Legends Drive

Prattville, Alabama 36066

RIVER BANK AND TRUST

401(K) EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL REPORT

DECEMBER 31, 2025

......................Contents

Independent Auditor’s Report

To the Plan Trustees

River Bank and Trust 401(k) Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying financial statements of River Bank and Trust 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

Birmingham, Alabama

June 30, 2026

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, ALABAMA 35209 • 205-445-2880 • FAX 205-445-2940 • www.mjcpa.com

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

	2025	2024
Assets
Cash and cash equivalents	$574,862	$633,263
Investments, at fair value	17,278,999	16,602,167
Common stock of River Financial Corporation, at fair value	10,854,750	7,221,469
Total investments	28,708,611	24,456,899

Receivables
True up match contribution receivable	86,212	96,609
Participant contribution receivable	47,186	-
Total receivables	133,398	96,609

Total assets	28,842,009	24,553,508

Liabilities
Distribution payable	3,640	4,151

NET ASSETS AVAILABLE FOR BENEFITS	$28,838,369	$24,549,357

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,855,893
Interest and dividends	317,833
Total investment income	5,173,726

Contributions:
Participant	1,848,232
Employer	1,042,649
Rollover	325,932
Total contributions	3,216,813

Total additions	8,390,539

Deductions:
Deductions from net assets attributed to:
Benefit payments	4,090,295
Administrative expenses	11,232
Total deductions	4,101,527

Net increase	4,289,012

Net assets available for benefits:
Beginning of year	24,549,357

End of year	$28,838,369

See accompanying notes to the financial statements.

Notes To Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The following description of the River Bank and Trust (the “Company”) 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan sponsor, River Bank & Trust, a wholly-owned subsidiary of River Financial Corporation, (the Company), established the Plan effective as of June 1, 2006. The Plan is a defined contribution plan generally covering all full-time employees of the Company who are at least 18 years of age and have completed three months of service. The Plan trustees are responsible for oversight of the Plan. The trustees determine the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan includes Safe Harbor provisions under section 401(k) of the internal revenue code (IRC).

Contributions

Each year, participants may contribute up to 100% of pretax compensation (up to the Internal Revenue Service (IRS) maximum allowable amount), as defined by the Plan. Participants may also contribute, on an after-tax basis, Roth elective deferrals, subject to certain limitations. Additionally, each participant may elect to defer up to 90% of any cash bonus paid by the Company. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company shall make a matching contribution of 100% of the participants’ elective deferrals that are not in excess of 3% of compensation, as defined by the Plan, plus 50% of the participants’ elective deferrals in excess of 3% of compensation up to a maximum of 5% of compensation. Employer discretionary contributions may be made at the option of the Company's Board of Directors. No discretionary contributions were made during the year. Contributions are subject to certain limitations.

The Company matching contribution and up to 50% of the participant’s contribution, as elected by the participant, may be used to purchase common stock of the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) shares of the Company common stock and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant deferral contributions, compensation, or account balances, as applicable and pursuant to the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Total shares of the Company common stock allocated to participant accounts as of December 31, 2025 and 2024 were 217,095 and 182,822, respectively.

Vesting

Participants are 100% vested in their deferral and employer matching contributions plus earnings thereon. Vesting in employer discretionary contributions is based on years of continuous service. A participant is 100% vested after three years of credited service.

NOTE 1. DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon termination of service due to death, total or permanent disability, severance from employment, or financial hardship, a participant may elect to receive an amount equal to the vested interest in his or her account either in a lump sum, a direct rollover to an "eligible retirement plan" as defined by the IRC of 1986, as amended, or a combination thereof. The Plan also allows employees to withdraw vested balances starting at age 59 1/2. Distributions are subject to the applicable provisions of the Plan. All distributions are to be made in cash. In order to fund the liquidation of Company stock, a trustee will approve a transaction for the Plan to sell stock to the holding company, and the holding company will retain the shares as treasury stock. The number of shares sold is dependent on how many shares the terminated participant liquidated and is rounded up in the case of fractional shares.

Put Option

Under Federal income tax regulations, the Company stock that is held by the Plan and its participants and is not readily tradeable on an established market or is subject to trading limitations, includes a put option. The put option is the right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares in his or her account and is notified by the trustees prior to the time that such rights are to be exercised. The trustees are not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustees are required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the financial statements, liquid instruments with an original maturity of three months or less are considered cash equivalents. The Plan’s cash deposits in a financial institution may at times exceed federally insured limits. The Plan’s management does not believe that the Plan is exposed to any significant credit risk in any such accounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s trustees determine the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent Events

The Plan has evaluated subsequent events through June 30, 2026, the date the financial statements were available to be issued.

NOTE 3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025, and 2024.

Interest-bearing cash: Because of the nature of these assets, carrying amounts approximate fair value.

Mutual funds: Valued at the Net Asset Value (NAV) of shares held by the Plan at year end.

Pooled separate accounts: Underlying holdings are primarily valued using market quotations or prices obtained from independent pricing sources. The accounts are not exchange traded.

Company common stock: Valued at estimated fair value based upon an independent appraisal. The appraiser took into account the current financial condition of the Company, historical and projected earnings, economic outlook, market comparables, and applicable discounts and premiums.

Common collective trusts: Valued at the Net Asset Value (NAV) of shares held by the Plan at year end. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trusts less liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The appraisal of Company common stock was based upon income valuation techniques consistent with the prior years as illustrated in the following tables:

2025	Fair Value	Valuation Technique	Unobservable Input	Rate Applied

Company common stock	$10,854,750	Discounted cash flow model	Weighted average cost of capital	14.50%

2024	Fair Value	Valuation Technique	Unobservable Input	Rate Applied

Company common stock	$7,221,469	Discounted cash flow model	Weighted average cost of capital	14.00%

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024:

	Investment at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$574,862	$-	$-	$574,862
Mutual funds	16,098,544	-	-	16,098,544
Company common stock	-	-	10,854,750	10,854,750
Investments measured at NAV:
Common collective trusts (a)				1,180,455
Total investments at fair value	$16,673,406	$-	$10,854,750	$28,708,611

	Investment at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$633,263	$-	$-	$633,263
Pooled separate accounts	-	16,602,167	-	16,602,167
Company common stock	-	-	7,221,469	7,221,469
Total investments at fair value	$633,263	$16,602,167	$7,221,469	$24,456,899

(a) In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2025:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)
John Hancock Advisors
Stable Value Fund	$1,180,455	N/A	Daily

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets, which is the Company common stock, for the year ended December 31, 2025:

	2025	2024
Balance, beginning of year	$7,221,469	$6,166,568
Unrealized gain	2,635,386	611,424
Purchases	1,461,472	1,131,911
Sales	(297,006)	(688,434)
Distributions	(166,571)	-
Balance, end of year	$10,854,750	$7,221,469

NOTE 4. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of investment funds, mutual funds and common collective trusts managed or sponsored by the John Hancock Life Insurance Company, the custodian, from January 1, 2025 through December 1, 2025, and Principal Trust Company, the custodian, for the period December 2, 2025 through December 31, 2025, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The Plan’s assets also consist of common stock of the Company, which are held by the trustees of the Plan. Company contributions are held and managed by the trustees, who invest cash received. Certain administrative and investment advisory services are performed by Raymond James FSA, Inc. and Wilshire Associates, Inc, who serve as the third party administrators of the Plan. These companies charge administrative expenses that consist primarily of accounting, investment advisory and brokerage fees to service the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for these services were $11,232 for the year ended December 31, 2025. The Company pays directly any other fees related to Plan operations.

The Plan also invests in River Financial Corporation common stock and received dividends on these shares of $109,125 and $83,332 during the years ended December 31, 2025 and 2024, respectively. The purchases of River Financial Corporation common stock were $1,461,472 and $1,131,911 during the years ended December 31, 2025 and 2024, respectively. The sales of River Financial Corporation common stock were $297,006 and $688,434 during the years ended December 31, 2025 and 2024, respectively.

Investment in the Company’s common stock represented approximately 37.8% and 29.5% of total assets as of December 31, 2025 and 2024, respectively.

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE 6. TAX STATUS

The Plan adopted a prototype non-standardized profit-sharing plan with a cash or deferral arrangement, which received a favorable opinion letter from the IRS on December 29, 2020, which stated that the Plan and related trust are designated in accordance with applicable sections of the IRC. The Plan has not received a determination letter specific to the plan itself. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designated and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan has filed Form 5500, which is the annual return for employee benefit plans, for all years through December 31, 2024. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities and Company common stock. Investment securities and Company common stock are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investments will occur in the near term, and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to the Form 5500:

	2025	2024

Net assets available for benefits per the financial statements	$28,838,369	$24,549,357
True up match contribution receivable	-	(96,609)
Net assets available for benefits per the Form 5500	$28,838,369	$24,452,748

The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2025, to net income per the Form 5500:

2025

Net increase per the financial statements	$4,289,012
True up match contribution receivable – 2024	96,609
Net increase per the Form 5500	$4,385,621

SUPPLEMENTAL SCHEDULE

RIVER BANK AND TRUST 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

(Plan Number 001, Sponsor EIN Number 20-4303726)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2025

(a)	(b)	Description of Investment		(e)
Party-in-	Identity of Issuer, Borrower,	(Maturity Date, Rate of Interest,	(d)	Current
Interest	Lessor or Similar Party	Collateral, Par or Maturity Value)	Cost	Value

*	Cash	Interest-bearing cash	**	$574,862

	Principal
	American Funds 2070 Target Date	Mutual funds	**	49,544
	American Funds 2065 Target Date	Mutual funds	**	154,272
	American Funds 2060 Target Date	Mutual funds	**	374,079
	American Funds 2055 Target Date	Mutual funds	**	950,273
	American Funds 2050 Target Date	Mutual funds	**	2,190,778
	American Funds 2045 Target Date	Mutual funds	**	1,746,187
	American Funds 2040 Target Date	Mutual funds	**	2,277,754
	American Funds 2035 Target Date	Mutual funds	**	1,963,678
	American Funds 2030 Target Date	Mutual funds	**	2,827,719
	American Funds 2025 Target Date	Mutual funds	**	369,049
	American Funds 2020 Target Date	Mutual funds	**	404,305
	American Funds 2015 Target Date	Mutual funds	**	1,128
	American Funds 2010 Target Date	Mutual funds	**	131,369
	Bond Fund of America/The	Mutual funds	**	72,261
	Federated Hermes Institutional HY Bond Fund	Mutual funds	**	1,137
	JH Advisors, LLC Stable Value I6 Fund	Common collective trust	**	1,180,455
	AB Large Cap Growth Fund	Mutual funds	**	15,373
	Columbia Select Small Cap Value Fund	Mutual funds	**	388
	DFA US Small Cap Growth Portfolio	Mutual funds	**	339
	DFA US Small Cap Portfolio	Mutual funds	**	89,299
	Fidelity 500 Index Fund	Mutual funds	**	1,205,527
	Fidelity Mid Cap Index Fund	Mutual funds	**	150,039
	Putname Large Cap Value Fund	Mutual funds	**	9,206
	Hartford Schroders Int MultiCap Value Fund	Mutual funds	**	418
	New Perspective Fund	Mutual funds	**	70,439
	New World Fund Inc	Mutual funds	**	918
	Vanguard Total Int Stock Index Fund	Mutual funds	**	158,058
	American Funds US Government MM	Mutual funds	**	830,245
	Black Rock Liquidity Fed Fund	Mutual funds	**	54,762

*	River Financial Corporation
	Allocated shares	217,095 shares	$6,233,649	10,854,750

	Total investments			$28,708,611

	* Party-In-Interest
	** Cost information is not provided as investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description

23.1* Consent of Mauldin & Jenkins, LLC

*Filed herewith

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVER BANK & TRUST 401(k)

EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2026 By: /s/ James M. Stubbs

James M. Stubbs

Chief Executive Officer

(principal executive officer)